Exhibit 99.1

December 10, 2013

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and financial results for the year ended October 31, 2013.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets (expressed in U.S. dollars)	As at October 31,
	2013	2012
Net assets:
Gold bullion, at market	$2,243,709,127	2,913,093,648
Silver bullion, at market	1,708,603,089	2,484,401,248
Cash and short-term deposits	36,475,223	55,284,208
Interest receivable and other	324,457	103,931
	3,989,111,896	5,452,883,035
Dividends payable	(2,544,327)	(2,544,327)
Accrued liabilities	(1,992,138)	(3,917,068)

Net assets representing shareholders’ equity	$3,984,575,431	5,446,421,640

Represented by:

Capital stock	$2,419,790,136	2,419,790,136
Retained earnings inclusive of unrealized appreciation of holdings	1,564,785,295	3,026,631,504

	$3,984,575,431	5,446,421,640

Net asset value per share:
Class A shares	$15.66	21.40
Common shares	$12.66	18.40

Exchange rate at year end: U.S. $1.00 = Cdn.	$1.0429	0.9996

Net asset value per share expressed in Canadian dollars
Class A shares	$16.33	21.39
Common shares	$13.20	18.40

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2013 and 2012 Annual Reports and accompanying MD&A’s.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $1,461.8 million or 26.8% during the year. The decrease in net assets was primarily attributable to the change in unrealized appreciation of holdings during the year which resulted from decreased gold and silver prices at October 31, 2013. Expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend at year end also contributed, though nominally, to the decrease in net assets.

During fiscal 2013, the net asset value per Class A share, as reported in U.S. dollars, decreased by 26.8% from $21.40 to $15.66. Gold prices decreased by 23.0% and silver prices decreased by 31.2% during the fiscal year. The net asset value per Class A share, as reported in Cdn. dollars, while subject to the same factors described above, decreased by a lesser rate of 23.7%, from $21.39 to $16.33 primarily due to a 4.3% increase in the value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss) (expressed in U.S. dollars)	Years ended October 31,
	2013	2012	2011

Income (loss):
Interest	$114,300	159,806	198,290
Change in unrealized appreciation of holdings	(1,445,195,620)	(155,934,640)	1,387,096,842
Total income (loss)	(1,445,081,320)	(155,774,834)	1,387,295,132

Expenses:
Administration fees	8,045,576	9,287,471	9,217,784
Safekeeping, insurance and bank charges	5,215,349	6,071,095	5,815,673
Shareholder information	247,898	227,853	216,766
Directors’ fees and expenses	220,042	213,221	167,106
Audit and related regulatory fees	198,585	167,049	129,486
Stock exchange fees	149,914	152,393	152,369
Registrar and transfer agent fees	74,595	92,329	78,756
Legal fees	68,404	111,150	118,428
Miscellaneous	199	47	867
Total expenses	14,220,562	16,322,608	15,897,235
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(1,459,301,882)	(172,097,442)	1,371,397,897

Basic and diluted net income (loss) per share:
Class A shares	$(5.74)	(0.68)	5.54
Common shares	$(5.75)	(0.69)	5.53

Net loss (inclusive of the change in unrealized appreciation of holdings) of $1,459.3 million was reported for the 2013 fiscal year compared to $172.1 million for the 2012 fiscal year. Virtually all of the change in 2013 was a result of the change in unrealized appreciation of holdings during the year.

Expenses decreased by 12.9% over the prior year. Year-end net assets decreased from the prior year due to decreases in the prices of gold and silver. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year due to lower average month-end net asset levels during the year. Audit and related regulatory fees in 2013 and 2012 include a new accounting support fee paid to the Public Accounting Oversight Board (PCAOB) and the Financial Accounting Standards Board (FASB).

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the 2013 fiscal year increased slightly to 0.32% compared to 0.31% in 2012, primarily due to the lower net asset levels during the year.

Central Fund of Canada Limited (established 1961) is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At October 31, 2013, the Class A shares of Central Fund were backed 99.2% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878